Exhibit 99

MAGNA AND LYFT ANNOUNCE A MULTI-YEAR PARTNERSHIP TO DEVELOP AND MANUFACTURE SELF-DRIVING SYSTEMS AT SCALE

•                  Magna and Lyft will fund and develop self-driving systems

•                  Co-developed self-driving systems can be deployed on the Lyft network as well as for the entire automotive industry

•                  The partnership will benefit from data generated by the 5+ billion miles traveled per year on the Lyft network

•                  In addition to funding the partnership, Magna to invest $200 million in Lyft

SAN FRANCISCO, March 14, 2018 — Magna, a mobility technology company and one of the world’s largest automotive suppliers, and Lyft, North America’s fastest growing rideshare company, today announced a multi-year collaboration in which the companies will jointly fund, develop, and manufacture self-driving systems. In addition, Magna will invest $200 million in Lyft equity. The establishment of this partnership is subject to regulatory approval.

This partnership is an industry-first and positions Magna and Lyft to enable the development and manufacturing of self-driving systems at scale. In addition to self-driving vehicles that will be deployed on Lyft’s own ridesharing network in the coming years, Magna has the ability to deploy the technologies across a wide-range of use cases to benefit the entire global mobility ecosystem.

“There is a new mobility landscape emerging and partnerships like this put us at the forefront of this change,” said Swamy Kotagiri, Magna Chief Technology Officer.  “Lyft’s leadership in ridesharing and Magna’s automotive expertise makes this strategic partnership ideal to effect a positive change as a new transportation ecosystem unfolds.”

“Together with Magna, we will accelerate the introduction of self-driving vehicles by sharing our technology with automotive OEMs worldwide,” said Lyft CEO Logan Green. “This is an entirely new approach that will democratize access to this transformative technology.”

Partnership details include:

•                  Lyft will lead the co-development of the self-driving system at its Palo Alto-based self-driving engineering center

•                  Magna will lead manufacturing and join Lyft’s development team onsite, contributing their vehicle systems knowledge, safety and ADAS expertise, and manufacturing capabilities

•                  Lyft and Magna will share jointly created IP and utilize Lyft data to improve systems

•                  Lyft will utilize Magna’s vast automotive experience for its fleet’s self-driving systems

•                  This scalable technology is expected to be market-ready over the next few years and can be deployed across the industry through Magna

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Magna will hold a conference call for interested analysts and shareholders to discuss this announcement on March 15, 2018 at 8:00 a.m. EDT. The conference call will be chaired by Don Walker, Magna Chief Executive Officer. The number to use for this call from North America is (888) 225-2695. International callers should use (312) 281-1202. Please call in at least 10 minutes prior to the call start time. Magna will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on the Magna website prior to the call.

TAGS

Lyft, partnership, autonomous vehicles, self-driving, ADAS, ridesharing, mobility

MAGNA INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com, 905.726.7035

MAGNA MEDIA CONTACT

Tracy Fuerst, Global Director of Corporate Communications & PR

tracy.fuerst@magna.com, 248.631.5396

ABOUT MAGNA

We have more than 168,000 entrepreneurial-minded employees dedicated to delivering mobility solutions. We are a mobility technology company and one of the world’s largest automotive suppliers with 335 manufacturing operations and 96 product development, engineering and sales centres in 28 countries. Our competitive capabilities include body exteriors and structures, power and vision technologies, seating systems and complete vehicle solutions. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit www.magna.com.

LYFT MEDIA CONTACT

press@lyft.com

ABOUT LYFT

Lyft was founded in June 2012 by Logan Green and John Zimmer to improve people’s lives with the world’s best transportation. Lyft is the fastest growing rideshare company in the U.S., is available to 95% of the US population and recently launched in Toronto and is soon to launch in Ottawa, Canada. Lyft is preferred by drivers and passengers for its safe and friendly experience, and its commitment to affecting positive change for the future of our cities.

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